UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13G
                  (RULE 13d - 102)

Information to be included in statements filed pursuant to
13d-1(b), (c) and (d) and amendments thereto filed pursuant to
13d-2(b)
(Amendment No.     )*

Dayton Mining Corp.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

239902109
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 11, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 10 pages)
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.   SOLE VOTING POWER

          1,103,300

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          1,103,300

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,103,300

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.70%

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          0

6    SHARED VOTING POWER

          1,103,000

7    SOLE DISPOSITIVE POWER

          0

8    SHARED DISPOSITIVE POWER

          1,103,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,103,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.69%

12   TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          0

6    SHARED VOTING POWER

          1,103,000

7    SOLE DISPOSITIVE POWER

          0

8    SHARED DISPOSITIVE POWER

          1,103,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,103,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.69%

12   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

ITEM 1(a).Name of Issuer:

          Dayton Mining Corp. ("Issuer")

Item 1(b).Address of Issuer's Principal Executive Offices:

          Suite 2453, Three Bentall Centre, 595 Burrard
          Street, Vancouver, British Columbia, Canada V7X
          1K8.

Item 2(a).  Name of Persons Filing:

          The names of the persons filing this statement on
     Schedule 13G are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).Address of Principal Business Office or, if None,
          Residence:
ELLIOTT

          The business address of Elliott is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

SINGER

          The business address of Singer is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

BRAXTON LP

          The business address of Braxton LP is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

WESTGATE

          The business address of Westgate is Westgate
     International, L.P., c/o Midland Bank Trust Corporation
     (Cayman) Limited, P.O. Box 1109, Mary Street, Grand
     Cayman, Cayman Islands, British West Indies.

HAMBLEDON

          The business address of Hambledon is
     Hambledon, Inc., c/o Midland Bank Trust Corporation
     (Cayman) Limited, P.O. Box 1109, Mary Street, Grand
     Cayman, Cayman Islands, British West Indies.

MARTLEY

          The business address of Martley is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

Item 2(c).Citizenship:

          Elliott is a limited partnership formed under the laws of Delaware.

          Westgate is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

          Martley is a corporation formed under the laws of Delaware.

Item 2(d).Title of Class of Securities

     Common Stock, without par value ("Common Stock").

Item 2(e).CUSIP Number:  239902109

Item 3.   If This Statement is Filed Pursuant to Rule 13d-
          1(b), or 13d-2(b) or (c), Check Whether the Person
          Filing is a:

     (a) Broker or dealer registered under Section 15 of the Exchange Act.

     (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) Investment company registered under Section 8 of the Investment Company Act.

     (e)     An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E).

     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)     A savings association as defined in Section
             3(b) of the Federal Deposit Insurance Act.

     (i)     A church plan that is excluded from the
             definition of an investment company under
             Section 3(c)(14) of the Investment Company Act;

     (j)     Group, in accordance with Rule
             13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: The reporting persons own an aggregate of 2,206,300 shares of Common
          Stock.

     (b) Percent of class: Elliott has beneficial ownership of 1,103,300 shares of Common Stock constituting 2.70% of all outstanding shares of Common Stock. Westgate and Martley together have beneficial ownership of 1,103,000 shares of Common Stock, constituting 2.69% of all of the outstanding shares of Common Stock. Together, the reporting persons have beneficial ownership of 5.39% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

                    Elliott has sole power to vote or
             direct the vote of 1,103,300 shares of Common
             Stock.

          (ii)  Shared power to vote or to direct the vote

                    Westgate and Martley together have
             shared power to vote or direct the vote of 1,103,000 shares of Common Stock.

          (iii)  Sole power to dispose or to direct the
          disposition of

                    Elliott has sole power to dispose or
             direct the disposition of 1,103,300 shares of Common Stock.

          (iv) Shared power to dispose or to direct the disposition of

                    Westgate and Martley together have
             shared power to dispose or direct the
             disposition of 1,103,000 shares of Common
             Stock.

             In accordance with rule 13d-1(k), the reporting persons have executed a Joint Filing Agreement annexed hereto as Exhibit A.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Anther Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below the undersigned hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
March 20, 1998

                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         General Partner


                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                         Investment Manager


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President


                    MARTLEY INTERNATIONAL, INC.


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President

                      EXHIBIT A

               JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on
Schedule 13G with respect to the Common Stock of Dayton Mining Corp., dated March 20, 1998 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of:  March 20, 1998

ELLIOTT ASSOCIATES, L.P. WESTGATE INTERNATIONAL, L.P.


By:/s/ Paul E. Singer    By:  Martley International,
     Paul E. Singer           Inc., as Investment
     General Partner          Manager


                              By:/s/ Paul E. Singer
                                   Paul E. Singer
                                   President

MARTLEY INTERNATIONAL, INC.


By:/s/ Paul E. Singer
     Paul E. Singer
     President